March 4, 2026

Jonathan Stanner
Chief Executive Officer
Summit Hotel Properties, Inc.
13215 Bee Cave Parkway, Suite B-300
Austin, TX 78738

       Re: Summit Hotel Properties, Inc.
           Registration Statement on Form S-3
           Filed February 25, 2026
           File No. 333-293752
Dear Jonathan Stanner:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:    Mollie Duckworth, Esq.